[redacted]

09040867

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 1 5 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

AB 4/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: brokersXpress LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 West Monroe Street, Suite 1000
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Stern (312) 630-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Thomas E. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of brokersXpress LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
RONALD L WETZEL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/12/12

Thomas E. Stern
Signature

Chief Financial Officer
Title

Ronald L. Wetzel
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

brokersXpress LLC

Statement of Financial Condition

December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
brokersXpress LLC

We have audited the accompanying statement of financial condition of brokersXpress LLC (the Company), a wholly owned subsidiary of optionsXpress Holdings, Inc., as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of brokersXpress LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chicago, Illinois
February 25, 2009

brokersXpress LLC

Statement of Financial Condition

December 31, 2008

Assets	
Cash	$ 2,762,027
Due from affiliated broker	1,019,638
Other assets	284,652
Total assets	$ 4,066,317
Liabilities and member's equity	
Accrued liabilities	$ 1,130,869
Due to Parent	52,955
Member's equity	2,882,493
Total liabilities and member's equity	$ 4,066,317

See accompanying notes.

brokersXpress LLC

Notes to Statement of Financial Condition

December 31, 2008

1. Basis of Presentation

brokersXpress LLC (the Company) follows United States generally accepted accounting principles, including certain accounting guidance used by the brokerage industry.

2. Nature of Operations

brokersXpress LLC is registered as a broker-dealer and investment advisor with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company is focused on providing internet-based option, stock, mutual fund, fixed-income, futures, and insurance-related brokerage services to retail customers via investment professionals. brokersXpress LLC is a wholly owned subsidiary of brokersXpress Illinois, Inc., which is a wholly owned subsidiary of optionsXpress Holdings, Inc. (the Parent). The Company clears all customer transactions through optionsXpress, Inc. (oX, Inc.), an affiliated clearing broker on a fully disclosed basis.

3. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions regarding matters affecting the statement of financial condition and the accompanying notes. Actual results could differ from management's estimates.

4. Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States (the GAAP hierarchy). SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board (PCAOB) amendments to United States Auditing Standards AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*. The adoption of SFAS No. 162 is not expected to have a material impact on the Company's statement of financial condition.

5. Other Assets

Other assets consisted of the following at December 31:

Prepaid expenses	$ 146,831
Broker receivables, net	127,646
Other assets	10,175
	$ 284,652

6. Accrued Liabilities

Accrued liabilities consisted of the following at December 31:

Registered representative brokerage commissions	$ 571,987
Accrued employee compensation	250,000
Other accrued liabilities	308,882
	$ 1,130,869

7. Commitments and Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

8. Credit Risk

Under the terms of the Company's clearing agreement with its affiliate, the Company introduces its customers' accounts to its affiliate who, as the clearing broker, clears and maintains all of the Company's customer account activity. In accordance with applicable margin lending practices and in conjunction with the affiliated clearing broker, customer balances are typically collateralized by cash and securities in the customers' accounts. Leverage involves securing a large potential future obligation with a lesser amount of cash or securities. The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur. During such times, customers who utilize margin credit or leverage and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. The Company may be obliged for margin extended to the Company's customers by its affiliated broker and is thus exposed to credit risk when its customers execute transactions, such as short sales of options and equities or futures transactions that can expose them to risk beyond their invested capital. At December 31, 2008, the Company had $21,192,253 in credit extended to its customers through the Company's affiliated clearing broker.

The margin and leverage requirements that the affiliated broker imposes on its customer accounts meet or exceed those required by various regulatory requirements and Regulation T of the Board of Governors of the Federal Reserve. The amount of this risk is not quantifiable since the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. As a result, the Company, through its affiliated broker, is exposed to significant off-balance sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the affiliated broker may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the accompanying statement of financial condition.

The Company maintains its cash balances at two financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 per depositor, per institution. Uninsured balances were $2,412,027 at December 31, 2008. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

9. Employee Benefit Plan

The Company's eligible employees have the option to participate in the 401(k) savings plan sponsored by an affiliate. Discretionary contributions may be made to the plan, although no such contributions have been made to the plan for the year ended December 31, 2008.

10. Employee Stock Purchase Plan

The Company's Parent offers a stock purchase plan that offers its employees the opportunity to purchase the Company's stock at a five percent discount. In general, participants may elect to have a certain amount withheld through payroll over a six-month period. At the end of each six-month period, the employee's withholding is used to purchase the Company's stock for the employee at a five percent discount from the closing price on the last day of the period.

11. Equity Incentive Plans

The Company's Parent maintains three equity incentive plans: the 2001 Equity Incentive Plan, the 2005 Equity Incentive Plan, and the 2008 Equity Incentive Plan (collectively, the Plans). All of the options outstanding pursuant to the stock compensation plans at December 31, 2008 are options to buy common stock of the Company's Parent granted to employees of the Company. Under the terms of the Plans, the Parent may grant eligible employees, directors, and other individuals performing services for the Company, various equity incentive awards up to 1,250,000 shares of options, restricted stock, or deferred shares. No restricted stock has been issued under any of the Plans.

12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, administered by the SEC and FINRA, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain net capital of 6 2/3% of "aggregate indebtedness" or $250,000, whichever is greater, as these terms are defined.

12. Net Capital Requirements (continued)

The Company is also subject to CFTC Regulation 1.17 (Reg. 1.17) under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital. The Company, as an introducing broker, is required to maintain minimum net capital equal to the greater of its net capital requirement under Rule 15c3-1 or $45,000 under Reg. 1.17.

At December 31, 2008, the Company had net capital of $2,597,841, which was $2,347,841 in excess of its net capital requirement. The ratio of aggregate indebtedness to net capital at December 31, 2008, was 0.48 to 1. The net capital rules may effectively restrict the payment of cash distributions or other equity withdrawals.

13. Related-Party Transactions

oX, Inc., in addition to being the Company's clearing broker, provides the Company certain support services, such as the use of personnel, equipment, and facilities.

At December 31, 2008, the balance due from its affiliate includes the following receivable from its affiliated clearing broker:

Due from affiliate for commissions and interest receivable	$1,081,133
Due to affiliate for support services provided	(61,495)
Due from affiliate	$1,019,638

Statement of Financial Condition

brokersXpress LLC
December 31, 2008
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

Ernst & Young